October 22, 2018

Michael Favish
Chief Executive Officer
Guardion Health Sciences, Inc.
15150 Avenue of Science, Suite 200
San Diego, California 92128

       Re: Guardion Health Sciences, Inc.
           Draft Registration Statement on Form S-1
           Submitted October 4, 2018
           CIK No. 0001642375

Dear Mr. Favish:

       We have conducted a limited review of your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted October 4, 2018

Cover Page

1. We note that you intend to apply to list your common stock on the NYSE American under the symbol "GHSI" but no assurance can be given that your application will be approved. Please tell us whether you will continue your offering if your listing is not approved. If you intend to proceed with your offering before receiving approval of your listing application, please revise your disclosure to clarify that the listing of the common stock on the NYSE American is not a condition to the offering.
 Michael Favish
Guardion Health Sciences, Inc.
October 22, 2018
Page 2


Use of Proceeds, page 35

2. Please expand your disclosure to state the approximate amount of proceeds intended to be used for each purpose identified here. Please also clarify what you mean by "expand the company's business lines." To the extent that you intend to use proceeds to acquire other businesses, as you indicate is part of your growth strategy to expand your business on page 57, please provide the information required by Instructions 5 and 6 of Item 504 of
      Regulation S-K.
Where You Can Find More Information, page 91

3. We note that you have elected to incorporate information by reference. Your disclosure on page 32 indicates that your common stock is a penny stock. Therefore, you are not eligible to incorporate by reference. Please revise your prospectus accordingly. Please see General Instruction VII.D.1(c) of Form S-1 for guidance.
       Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any questions.



                                                          Sincerely,
FirstName LastNameMichael Favish
                                                          Division of
Corporation Finance
Comapany NameGuardion Health Sciences, Inc.
                                                          Office of Healthcare
& Insurance
October 22, 2018 Page 2
cc:       David I. Sunkin, Esq.
FirstName LastName